UY1-31-02KA

SP 2-4-02

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

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SEC FILE NUMBER
8- 13675

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 12-01-2000 (MM/DD/YY) AND ENDING 11-30-2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

AGF SECURITIES INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

55 KING ST. W. 31st Floor
(No. and Street)

TORONTO (City) ON (State) M5K 1E9 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

WILLIAM CAMERON 416 865 4244
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PRICE WATERHOUSE COOPERS
(Name — *if individual, state last, first, middle name*)

ROYAL TRUST TOWER, TD CENTRE, STE 3000, BOX 82
(Address) (City) (State) Zip Code)
TORONTO ON M5K 1G9

CHECK ONE:
- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, WILLIAM D CAMERON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AGF SECURITIES INC., as of NOVEMBER 30, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

W. D. Cameron
Signature

SECRETARY TREASURER
Title

Kathy Lay
Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


RECEIVED
JAN 29 2002
354

AGF SECURITIES, INC.
(incorporated under the laws of the State of New York)
(a wholly-owned subsidiary of AGF Management Limited)

FINANCIAL STATEMENTS

NOVEMBER 30, 2001



PricewaterhouseCoopers LLP
Chartered Accountants
PO Box 82
Royal Trust Tower, Suite 3000
Toronto Dominion Centre
Toronto, Ontario
Canada M5K 1G8
Telephone +1 416 863 1133
Facsimile +1 416 365 8215

January 18, 2002

Auditors' Report

To the Shareholder and the Board of Directors of
AGF Securities, Inc.

We have audited the balance sheets of **AGF Securities, Inc.** as at November 30, 2001 and 2000 and the statements of operations, retained earnings and cash flow for the years then ended. These financial statements are the responsibility of the corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the corporation as at November 30, 2001 and 2000 and the results of its operations and its cash flow for the years then ended in accordance with United States generally accepted accounting principles.

PricewaterhouseCoopers LLP

Chartered Accountants



PricewaterhouseCoopers LLP
Chartered Accountants
PO Box 82
Royal Trust Tower, Suite 3000
Toronto Dominion Centre
Toronto, Ontario
Canada M5K 1G8
Telephone +1 416 863 1133
Facsimile +1 416 365 8215

January 18, 2002

Supplementary Report of Independent Accountants

To the Board of Directors of
AGF Securities, Inc.

We have examined the balance sheet of **AGF Securities, Inc.** and supplementary Schedule I as at November 30, 2001 and the related statements of operations, retained earnings and cash flow for the year then ended and have issued our report thereon dated January 18, 2002. As part of our examination, we have reviewed and tested the system of internal accounting control for the year since our last examination as at November 30, 2000 including the accounting system, procedures for safeguarding securities and practices and procedures established for computing the ratio of aggregate indebtedness to net capital.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Our review and tests of the system of internal accounting control were of the extent we considered necessary to evaluate the system for the purpose of establishing a basis for reliance thereon in determining the nature, timing and extent of other auditing procedures that were necessary for expressing our opinion on the balance sheet of **AGF Securities, Inc.** and supplementary Schedule I as at November 30, 2001 and the related statements of operations, retained earnings and cash flow for the year then ended and to provide a basis for reporting material weaknesses in internal accounting control. The objective of internal accounting control is to provide reasonable, but not absolute, assurance as to the safeguarding of assets against loss from unauthorized use or disposition, and the reliability of financial records for preparing financial statements and maintaining accountability for assets. The concept of reasonable assurance recognizes that the cost of a system of internal accounting control should not exceed the benefits derived and also recognizes that the evaluation of these factors necessarily requires estimates and judgements by management.



Board of Directors of AGF Securities, Inc.
January 18, 2002

There are inherent limitations that should be recognized in considering the potential effectiveness of any system of internal accounting control. In the performance of most control procedures, errors can result from misunderstanding of instructions, mistakes of judgement, carelessness or other personal factors. Control procedures whose effectiveness depend upon segregation of duties can be circumvented by collusion. Similarly, control procedures can be circumvented intentionally by management with respect either to the execution and recording of transactions or with respect to the estimates and judgements required in the preparation of financial statements. Further, projection of any evaluation of internal accounting control to future periods is subject to the risk that the procedures may become inadequate because of changes in conditions, and that the degree of compliance with the procedures may deteriorate.

It is not practicable in an organization the size of **AGF Securities, Inc.** to achieve all the division of duties and cross-checks generally included in a system of internal accounting control and procedures for safeguarding securities and we noted that the company has not complied in all respects with Rule 17a-13 because of the limited number of personnel involved in its operation.

Our review and tests of the system of internal accounting control which were made for the purpose set forth in the first paragraph above and would not necessarily disclose all weaknesses in the system which may have existed during the period under review, disclosed no conditions which we believe to be material weaknesses.

PricewaterhouseCoopers LLP

Chartered Accountants

AGF SECURITIES, INC.

618 SOUTH SPRING STREET

LOS ANGELES, CALIFORNIA 90014

I have examined the Focus Report, Part II of AGF Securities, Inc. as at November 30, 2001 and affirm that, to the best of my knowledge and belief, it is a true, correct and complete disclosure of the financial condition of AGF Securities, Inc. I affirm that, to the best of my knowledge and belief, neither AGF Securities, Inc. nor any stockholder, officer or director of AGF Securities, Inc. has any proprietary interest in any account classified solely as a customer.

W. D. Cameron
Authorized officer of AGF Securities, Inc.

Sworn to before me this
28th day of January 2002

AGF SECURITIES, INC.
(incorporated under the laws of the State of New York)
(a wholly-owned subsidiary of AGF Management Limited)

BALANCE SHEETS
(stated in United States currency)

	November 30	
	2001	2000
ASSETS		
Current assets:		
Cash and term-deposit	$ 1,062,881	$ 851,069
Amount due from carrying broker	125,468	109,635
Accounts receivable	6,374	6,770
Income tax recoverable	65,946	41,093
	1,260,669	1,008,567
Investment in AGF Securities (Canada) Limited, an associated company, at cost	4,070	4,070
NASD warrants	20,100	--
Investment in non-marketable security, at lower of cost and net realizable value	1	1
Total assets	$ 1,284,840	$ 1,012,638
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Accounts payable and accrued liabilities	$ 11,666	$ 6,968
	11,666	6,968
Shareholders' equity:		
Capital stock (Note 2)	25,850	25,850
Capital paid in excess of par value of common shares	51,700	51,700
Retained earnings	1,195,624	928,120
	1,273,174	1,005,670
Total liabilities and shareholders' equity	$ 1,284,840	$ 1,012,638

AGF SECURITIES, INC.

STATEMENTS OF OPERATIONS
(stated in United States currency)

	Years ended November 30	
	2001	2000
Revenue		
Interest	$ 27,883	$ 63,658
Net commission revenue	687,780	1,164,234
	715,663	1,227,892
General and administrative expenses	26,704	39,689
Income before provision for income taxes	688,959	1,188,203
Provision for income taxes	421,455	404,489
Net income for the year	$ 267,504	$ 783,714
Earnings per share	$ 10.35	$ 30.32

STATEMENTS OF RETAINED EARNINGS
(stated in United States currency)

	2001	2000
Retained earnings, beginning of year	$ 928,120	$ 894,406
Net income for the year	267,504	783,714
	1,195,624	1,678,120
Deduct: dividends paid	--	750,000
Retained earnings, end of year	$ 1,195,624	$ 928,120

AGF SECURITIES, INC.

STATEMENTS OF CASH FLOW
(stated in United States currency)

	Years ended November 30	
	2001	2000
Operating activities		
Net income for the year	$ 267,504	$ 783,714
Change in non-cash working capital:		
Amount due from carrying broker	(15,833)	(72,832)
Accounts receivable	396	(2,619)
Income tax recoverable	(24,853)	(41,093)
Accounts payable and accrued liabilities	4,698	(29,754)
Income taxes payable	--	(281,937)
	231,912	355,479
Financing activity		
Dividends	--	(750,000)
Investing activity		
NASD warrants	(20,100)	--
Increase (decrease) in cash and cash equivalents during the year	211,812	(394,521)
Balance of cash and cash equivalents, beginning of year	851,069	1,245,590
Balance of cash and cash equivalents, end of year	$ 1,062,881	$ 851,069
Supplemental disclosure of cash flow information:		
Interest payments during the year	$ -	$ -
Income tax payments during the year	446,308	$ 727,519

AGF SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS
NOVEMBER 30, 2001

1. Summary of significant accounting policies

Foreign currency translation
The accounts of the company are stated in United States currency. Revenue and expenses occurring in other than United States currency have been translated into United States currency at the rate of exchange prevailing at the dates of the transactions, while asset and liability balances are translated at the rate of exchange prevailing at the year end.

Revenue recognition
Securities transactions are recorded in the accounts on the settlement date.

Investments
Long-term investments are carried at cost and are only written down on indication of permanent impairment in the carrying value.

2. Share capital

At November 30, 2001 and 2000, the share capital consisted of 125,000 authorized common shares with a par value of $1 per share of which 25,850 shares were issued and fully paid.

3. Net capital requirements

As a registered broker-dealer with the Securities and Exchange Commission, the company must maintain minimum capital requirements, as defined, in accordance with the provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, as amended.

As at November 30, 2001, the company's net capital of $1,214,783 as calculated in accordance with the provisions of Rule 15c3-1 exceeded required net capital of $5,000 by $1,209,783 and the ratio of aggregate indebtedness to net capital was 0.0096.

4. Related party transactions

The corporation receives net commission revenue for providing brokerage services to mutual funds and other assets managed by AGF Funds Inc., an affiliated company of the Corporation. These services are in the normal course of operations and are recorded at the amount of the consideration agreed to by the parties.

5. Fair value of financial instruments

The carrying value of cash, short term deposits, accounts receivable and accounts payable approximate their fair values due to their short-term nature and normal commercial terms and conditions

** ** **

A copy of Form X-17A-5, Part II (Focus Report) is available for review at the company's Toronto office and at the Washington office of the Securities and Exchange Commission.

Schedule I

AGF SECURITIES, INC.

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15C3-1
(stated in United States currency)

	Years ended November 30	
	2001	2000
Total capital and allowable subordinated liabilities	$ 1,273,174	$ 1,005,670
Deduct:		
Total non-allowable assets from the Statement of Financial Condition in the Focus Report as at November 30, respectively	30,545	10,841
Other deductions and/or charges	25,000	25,000
Net capital before haircuts on securities positions	1,217,629	969,829
Deduct: Haircuts on securities	2,846	2,846
	$ 1,214,783	$ 966,983